UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-70957

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/1/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: WH Capital, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

141 Roadrunner Parkway #141A, Suite 123
(No. and Street)

Las Cruces	NM	88011
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

William Crapps	404-579-0747	woody@wh-capital-llc.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Tuttle & Bond PLLC
(Name – if individual, state last, first, and middle name)

3488 South US Hwy 77	Giddings	TX	78942
(Address)	(City)	(State)	(Zip Code)

3/19/19	6543
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _William Crapps_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _WH Capital LLC_____, as of _12/31_____, 2 _024_, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

MARY SUASTEGUI
Notary Public
State of New Mexico
Comm. # 2004211
My Comm. Exp. Sep 12, 2028

Signature:
_William Crapps_____

Title:
CEO

Mary Suastegui
Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- (d) Statement of cash flows.
- (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

WH Capital, LLC

**FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULES**

With Report of Independent Registered Public Accounting Firm

For the Year Ended
December 31, 2024



Tuttle & Bond, PLLC
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of WH Capital LLC

Opinion on The Financial Statements

We have audited the accompanying statement of financial condition of WH Capital LLC (the "Company") as of December 31, 2024, and the related statements of operations, member's and cash flows for the year then ended, including the related notes (collectively referred to as "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Tuttle & Bond, PLLC

Giddings, Texas
February 26, 2025

WH Capital, LLC

STATEMENT OF FINANCIAL CONDITION

As of December 31, 2024

ASSETS

Cash	$	53,558
Prepaid Expenses		3,464
TOTAL ASSETS	**$**	**57,022**

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Accounts Payable & Accrued Liabilities	$	16,143
TOTAL LIABLITIES	**$**	**16,143**
MEMBER'S EQUITY	**$**	**40,879**
TOTAL LIABILITIES AND MEMER'S EQUITY	**$**	**57,022**

The accompanying notes are an integral part of these financial statements.

WH Capital, LLC

NOTES TO THE FINANCIAL STATEMENTS

For the Year Ended December 31, 2024

1. **Organization and Nature of Business**

   WH Capital, LLC (the Company) is a New Mexico Limited Liability Company and a registered broker-dealer with the Securities and Exchange Commission (SEC) and member of the Financial Industry Regulatory Authority (FINRA) as of March 15, 2023. The Company operates in private placements of securities and referral business.

2. **Significant Accounting and Reporting Policies**

   <u>Basis of Presentation</u>
   The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States (GAAP) as determined by the Financial Accounts Standards Board (FASB) Accounting Standards Codification (ASC). The Company believes that the disclosures in these financial statements are adequate and not misleading. In the opinion of management, the financial statements contain all adjustments necessary for a fair presentation of the Company's financial position as of December 31, 2023, and is not necessarily indicative of the results for any future period.

   <u>Use of Estimates</u>
   The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

   <u>Cash and Cash Equivalents</u>
   The Company maintains its cash in a bank deposit account(s) which, at times, may exceed the federally insured limits. The Company monitors the bank account(s) and does not expect to incur any losses from such account(s). The Company has defined cash and cash equivalents as highly liquid investments with original maturities of less than ninety days that are not held-for-sale in the ordinary course of business. The recorded value of such instruments approximates their fair value. At December 31, 2024, the Company had no cash equivalents.

2. **Significant Accounting and Reporting Policies – Continued**

Current Expected Credit Losses
In June 2016, the FASB issued ASU No. 2016-13 (Topic 326) *Measurement of Credit Losses on Financial Instruments,* which significantly changed the way entities recognize and record credit losses on financial instruments such as loans, loan commitments, and other financial assets. The CECL model requires measurement of expected credit losses for financial assets measured at amortized cost, net investments in leases, and off-balance sheet credit exposures based on historical experience, current conditions, and reasonable and supportable forecasts over the remaining contractual life of the financial assets.

The Company regularly reviews its accounts receivables for any bad debts based on the analysis of the Company's collection experience and customer worthiness. At December 31, 2025, the Company had no accounts receivable.

Revenue
The Company recognizes *Revenue from Contracts with Customers* in accordance with ("ASC Topic 606"). This revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Additionally, the guidance requires the Company to follow a five-step model to a) identify the contract with the customer, b) identify the performance obligations in the contract, c) determine the transaction price, d) allocate the transaction price to the performance obligations in the contract, and e) recognize revenue when (or as) the Company satisfies a performance obligation. In determining the transaction price, the Company may include variable consideration within the transaction price to the extent that it is probable that a significant reversal of revenue will not occur when the uncertainty is subsequently resolved. Services within the scope of ASC Topic 606 include private securities placement, investment banking, and merger and acquisition (M&A) services.

Investment banking and M&A services include agreements to provide advisory services to customers for which they will charge the customer fees. The Company provides corporate finance and financial advisory services such as private placements of debt and equity, mergers, and acquisitions (M&A) (sell-side and buy-side), recapitalization, accessing public debt and equity markets, valuations and fairness opinions, and business and strategic advice.

2. Significant Accounting and Reporting Policies – Continued

Revenue – Continued

Revenues from fees arising from private securities placement in which the Company acts as agent are recorded pursuant to the terms of the Company's agreements with the respective offering parties. Fees are recorded based upon the capital commitments obtained as of the closing for the respective placement when all performance obligations to the client have been completed.

In certain engagements, clients are assessed non-refundable retainer fees. These retainer fees are either upfront payments paid solely in consideration of the engagement by the client or fees which are in relation to a defined period, which could range from a single payment to recurring payments for the duration of the contract. Such periods vary in length depending on the engagement, and the fees are apportioned over the period covered by the retainer fee and are considered earned when the performance obligations are satisfied. Non-refundable retainers which are not linked to a specific period of time are recognized when all performance obligations are satisfied. The Company has evaluated its non-refundable retainer payments to ensure the fees related to a transfer of a good or service, as a direct distinct performance obligation in exchange for the retainer.

Success fees are owed to the Company on the closing of an M&A transaction, fairness opinion or similar transaction. The amount of the fee is stipulated in the Company's engagement contract with the client and is generally calculated as a percentage of the size of the relevant transaction or as a fixed fee. Success fees are recognized when the relevant investment banking transaction is closed. At December 31, 2024, the were $0 outstanding success fees.

Income Taxes

The Company is a single member limited liability company that is treated as a disregarded entity for income tax purposes as all income or loss flows through to the Parent. Therefore, no income tax expense or liability is recorded in the accompanying financial statements.

The Company follows the FASB Accounting Standards Codification (ASC) 740-10, Accounting for the Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are "more likely than not" of being sustained "when challenged" or "when examined" by the applicable taxing authority. Tax positions not deemed to meet the "more likely than not" threshold would be recorded as a tax expense and liability in 2023. A tax position includes any entity's status, including its status as a pass-through entity, and the decision to not file a tax return.

Management has evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance as of December 31, 2024. The Company is not currently under audit by any tax jurisdiction.

WH Capital, LLC

NOTES TO THE FINANCIAL STATEMENTS

For the Year Ended December 31, 2024

3. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1) of the Securities Exchange Act of 1934 which requires maintenance of minimum net capital. Under the Rule, the Company is required to maintain minimum net capital, as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness. The ratio of aggregated indebtedness to net capital cannot exceed 1500% or 15:1.

At December 31, 2024, the Company had net capital of $37,415 which is $32,415 in excess of its required net capital of $5,000. The ratio of aggregate indebtedness to net capital was 43.15%.

4. Operating Lease Obligations

The Company is required to record a right-of-use asset and a corresponding lease liability on the balance sheet for all leases with terms greater than twelve (12) months. All such leases are to be classified as either finance or operating. The Company has no lease obligations that required recording or disclosures in the financial statements at December 31, 2024.

5. Subordinated Liabilities

The Company had no liabilities subordinated to the claims of general creditors at the beginning of 2024, end of 2024, and during the period ended December 31, 2024.

6. Commitments and Contingencies

The Company does not have any commitments or contingencies including arbitration or other litigation claims that may result in a loss or a future obligation.

WH Capital, LLC

NOTES TO THE FINANCIAL STATEMENTS

For the Year Ended December 31, 2024

7. **Subsequent Events**

Management has evaluated all events or transactions that occurred after December 31, 2024, through the date of the issued financial statements. On January 14, 2025, Joseph Rallo purchased 4.99% of the Company with the option to purchase 20% more for a total of 24.99% equity. The Company know of no other subsequent events prior to the issuance of the audited financial statements.